OSISKO ANNOUNCES RECORD 2017 GOLD EQUIVALENT OUNCES

(Montreal, January 18, 2018) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to announce its preliminary 2017 gold equivalent ounces (“GEOs”)1.

Record Gold Equivalent Ounces Earned in 2017

The Company’s portfolio of royalties, streams and other interests delivered a record number of GEOs during the fourth quarter and for 2017. The Company received 58,933 GEOs in 2017, an increase of 54% compared to the 2016 results. The GEOs earned in the fourth quarter totaled 20,990 ounces, establishing a new quarterly record and 26% higher than the third quarter of 2017.

GEOs earned by product

	For the three months ended		For the twelve months ended
		December 31,		December 31,
	2017	2016	2017	2016

Gold	13,632	8,850	45,200	37,813
Silver	4,020	114	8,045	457
Diamonds	2,927	-	4,887	-
Other	411	-	801	-
Total GEOs	20,990	8,964	58,933	38,270

The increase is attributable to the additional producing assets acquired as part of the transformative $1.125 billion Orion transaction, which closed on July 31, 2017, and the Gibraltar silver streaming agreement completed in February 2017.

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1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Note that these figures have not been audited and are subject to change.

Since commencement of activities in June 2014, our GEOs production has been as follows:

Total annual GEOs earned

Sean Roosen, Chair and Chief Executive Officer, commenting on the 2017 performance noted: “The record gold equivalent ounces earned results from the execution of our strategic plan to increase our portfolio of assets, thereby providing greater exposure to precious metal markets. We are very enthused about the future as a number of assets in our portfolio will begin to generate revenues once the underlying properties move to the production stage. We believe that our portfolio of assets will deliver the best growth profile within the royalty sector over the next 3 to 5 years.”

Notice of Q4 and full year 2017 Results and Conference Call

Osisko announces that its fourth quarter and full year 2017 financial results will be released after market on February 16, 2018 followed by a conference call on February 19 at 11:00am EDT.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on February 19, 2018 until 11:59 pm EDT on February 26, 2018 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 2868047.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 12.7% interest in Falco Resources Ltd. and a 32.7% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. These forward-looking statements, may involve, but are not limited to, comments of officers of Osisko in relation to Osisko’s growth, future revenues and the future performance assets. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Cautionary Statement Regarding 2017 GEOs Earned and Other Financial Information

Osisko cautions that, whether or not expressly stated, all figures contained in this press release including GEOs earned and other financial information are unaudited and preliminary, therefore reflect Osisko’s expected 2017 results as of the date of this press release. Actual reported fourth quarter and 2017 results are subject to management’s final review as well as audit by the Company’s independent accounting firm and may vary from those expectations because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. Osisko will provide additional discussion and analysis and other important information about its 2017 results and financial position when it reports actual results on February 16, 2018.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com